40-33



AIM INTERNATIONAL MUTUAL FUNDS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

Branch 18
811-06463

February 16, 2005


05046695


SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2005
WASH DC
152 SECTION

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Advisors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO, Funds Group Inc. and A I M Advisors, Inc. (investment advisers), a copy of **Second Amended Complaint** and **Corrected Second Amended Complaint** in *Stanley Lieber, et al., v. INVESCO Funds Group, Inc. and A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Lieber v. IFG_AIM\Corr\L-021605SEC.doc
021605 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

STANLEY LIEBER, On Behalf of INVESCO Balanced Fund/Inv, INVESCO Core Equity Fund/Inv, INVESCO Dynamics Fund/Inv, INVESCO Energy Fund/Inv, INVESCO European Fund/Inv, INVESCO Financial Services Fund/Inv, INVESCO Gold & Precious Metals Fund/Inv, INVESCO Growth & Income Fund/Inv, INVESCO Growth Fund/Inv, INVESCO Health Science Fund/Inv, INVESCO High Yield Fund/Inv, INVESCO International Blue Chip Value Fund/Inv, INVESCO Leisure Fund/Inv, INVESCO Real Estate Opportunity Fund/Inv, INVESCO S&P 500 Index Fund/Inv, INVESCO Select Income Fund/Inv, INVESCO Tax Free Bond Fund/ Inv, INVESCO Technology Fund/Inv, INVESCO Telecommunictions Fund/Inv, INVESCO Total Return Fund/Inv, INVESCO US Government Securities Fund/Inv, INVESCO Utilities Fund/Inv, INVESCO Value Equity Fund/Inv,	§	Civil Action No. H-03-5744
Plaintiff,	§	
-against-	§	**SECOND AMENDED COMPLAINT**
INVESCO FUNDS GROUP INC., AIM ADVISORS, INC.,INVESCO DISTRIBUTORS, INC., AIM DISTRIBUTORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM and MARK H. WILLIAMSON,	§	
Defendants,	§	

(caption continued on next page)

- and -

AIM SECTOR FUNDS and,
AIM COMBINATION STOCK & BOND
FUNDS and AIM STOCK FUNDS,

Nominal Defendants.

SECOND AMENDED COMPLAINT

Plaintiff, by his attorneys Schwartz, Junell, Greenberg, & Oathout, LLP, and Zimmerman, Levi & Korsinsky LLP, alleges upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters, the following:

NATURE OF THE CASE

1. Plaintiff brings this action for the benefit of investors in the following mutual funds: INVESCO Balanced Fund/Inv, INVESCO Core Equity Fund/Inv and , INVESCO Dynamics Fund/Inv, INVESCO Energy Fund/Inv, INVESCO European Fund/Inv, INVESCO Financial Services Fund/Inv, INVESCO Gold & Precious Metals Fund/Inv, INVESCO Growth & Income Fund/Inv, INVESCO Growth Fund/Inv, INVESCO Health Science Fund/Inv, INVESCO High Yield Fund/Inv, INVESCO International Blue Chip Value/Inv, INVESCO Leisure Fund/Inv, INVESCO Real Estate Opportunity Fund/Inv, INVESCO S&P 500 Index Fund/Inv, INVESCO Select Income Fund/Inv, INVESCO Tax Free Bond Fund/Inv, INVESCO Technology Fund/Inv, INVESCO Telecommunications Fund/Inv, INVESCO Total Return Fund/Inv, INVESCO US Government Securities Fund/Inv, INVESCO Utilities Fund/Inv, INVESCO Value Equity Fund/Inv (the "Closed Funds") to recover excessive and unnecessary expenditures

paid by the Closed Funds to its investment adviser, INVESCO Funds Group, Inc. and AIM Advisors, Inc. (collectively "AIM" or the "Advisor") and/or to affiliates of the Advisor, under Rule 12b-1 of the Investment Company Act of 1940 ("12b-1 fees").

2. Plaintiff alleges that AIM caused the Closed Funds to incur 12b-1 fees for, among other things, marketing and distribution services even though the Closed Funds were closed to new investors at all relevant times. The 12b-1 fees assessed were in the amount of 0.25% of the average daily net assets of a particular fund, and were paid either directly to AIM or, at the direction of AIM, to parties affiliated with AIM.

3. By continuing to charge the Closed Funds 12b-1 fees when AIM was no longer soliciting new investors for such mutual funds, AIM breached its fiduciary duty to the investors in the Closed Funds and obtained excessive compensation from the Closed Funds in violation of Section 36(b) of the Investment Company Act of 1940.

4. The trustees responsible for oversight of the Closed Funds breached their fiduciary duty to the Closed Funds and their investors by continuing to allow AIM and/or its affiliates to collect 12b-1 fees from the Closed Funds despite the fact that such fees served no legitimate corporate purpose, were collected by AIM and/or its affiliates without providing adequate and reasonable consideration to the Closed Funds, and were paid without obtaining shareholder approval.

JURISDICTION AND VENUE

5. The claims asserted herein arise under and pursuant to Section 36(b) of the Investment Company Act of 1940, 15 U.S.C.§ 80a-35 (the "Investment Company Act").

6. This Court has jurisdiction over the subject matter of this action pursuant to Section 36(b)(5) of the Investment Company Act.

7. Venue is proper in this district because many of the acts and injuries alleged in this Complaint occurred within this District.

PARTIES

8. Plaintiff purchased shares of the INVESCO Core Equity Fund/Inv and INVESCO Health Science Fund/Inv and has continued to hold such shares during all times relevant to this Complaint.

9. Defendant INVESCO Funds Group, Inc., is and at all relevant times until July 1, 2003 was, the investment advisor to the Closed Funds. Based on the total net assets of the Closed Funds as of June 2003, INVESCO charged the Closed Funds in excess of $34 million in 12b-1 fees for, among other things, marketing and distribution services even though the Closed Funds were not open to new investors and INVESCO was no longer marketing and distributing the Closed Funds.

10. Defendant AIM Advisors, Inc. became the advisor and distributor for the Closed Funds effective July 1, 2003. Upon information and belief, beginning July 1, 2003, AIM Advisors, Inc. began collecting 12b-1 fees for, among other things, marketing, distribution and advisory services from the Closed Funds while they were closed to new investors.

11. Defendants INVESCO Funds Group, Inc. and AIM Advisors, Inc. maintain their businesses at 11 Greenway Plaza, Houston, Texas, 77046.

12. Defendant INVESCO Distributors, Inc. ("IDI") is a wholly-owned subsidiary of INVESCO Funds Group, Inc. and was the distributor of the Closed Funds

prior to July 1, 2003. IDI has improperly received 12b-1 fees from the Closed Funds for distribution services even though the Closed Funds were closed to new investors.

13. Defendant AIM Distributors, Inc. ("ADI") is an affiliate of AIM Advisers and is the distributor of the Closed Funds since July 1, 2003. ADI has improperly received 12b-1 fees from the Closed Funds for distribution services even though the Closed Funds were closed to new investors.

14. Pursuant to Section 36(b) of the Investment Company Act and common law, AIM owes a fiduciary duty to the Closed Funds and their shareholders. AIM breached this fiduciary duty by causing the Closed Funds to pay millions of dollars for marketing and distribution services that either were not necessary or were not performed. This suit seeks to recover these gratuitous 12b-1 fees paid to AIM and/or to its affiliates, as well as a portion of the management fees collected by AIM while in breach of its fiduciary duty to the Closed Funds and their shareholders.

15. Nominal defendant AIM Sector Funds, a Delaware statutory trust having its principal place of business at 11 Greenway Plaza, Houston, Texas, 77046, is an open-end, diversified, management investment company that includes the following portfolios of investments: INVESCO Energy Fund/Inv; INVESCO Financial Services Fund/Inv; INVESCO Gold & Precious Metals Fund/Inv; INVESCO Health Sciences Fund/Inv; INVESCO Leisure Fund/Inv; INVESCO Technology Fund/Inv; INVESCO Telecommunications Fund/Inv; and INVESCO Utilities Fund/Inv.

16. Nominal defendant AIM Combination Stock & Bond Funds, a Delaware statutory trust having its principal place of business at 11 Greenway Plaza, Houston, Texas, 77046, is an open-end, diversified, management investment company that

includes the following portfolios of investments: INVESCO Core Equity Fund/Inv and INVESCO Total Return Fund/Inv.

17. Nominal defendant AIM Stock Funds, a Delaware statutory trust having its principal place of business at 11 Greenway Plaza, Houston, Texas, 77046, is an open-end, diversified, management investment company that includes the following portfolios of investments: INVESCO Dynamics Fund/Inv and INVESCO S&P 500 Index Fund/Inv. These portfolios of investments were previously held by INVESCO Stock Funds, Inc., which also held all the assets and liabilities of INVESCO Growth Fund and INVESCO Growth & Income Fund. On October 1, 2003, INVESCO Stock Funds, Inc. was renamed AIM Stock Funds, Inc. which was the predecessor of AIM Stock Funds.

18. Defendants Bob R. Baker, James T. Bunch, Gerald J. Lewis, Larry Soll, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis, S. Sklar, Robert H. Graham And Mark H. Williamson are trustees of the AIM Sector Funds, AIM Combination Stock & Bond Funds and AIM Stock Funds (the "trustees"). Among other things, the trustees are charged with electing officers for the Closed Funds and have a fiduciary duty to the Closed Funds and their investors to maintain the safety of the assets of the Closed Funds. As described below, the trustees breached their fiduciary duty.

FACTS

19. AIM is the investment adviser and distributor to the AIM family of mutual funds. As the adviser, AIM receives management fees as compensation for the advisory services it provides to mutual funds under its management.

20. In addition to the management fees, AIM also charges its funds 12b-1 fees primarily for marketing and distribution services performed on behalf of the funds. Marketing and distribution services primarily encompass sales commissions paid to brokers as well as the preparation and distribution of sales and marketing literature to attract new investors.

21. Despite the fact that the Closed Funds are no longer open to new investors, AIM continues to assess 12b-1 fees against the Closed Funds' assets[1].

22. Upon information and belief, the 12b-1 fees collected from the Closed Funds are paid directly to AIM or to parties affiliated with, or acting on behalf of, AIM (e.g. brokers).

23. During all relevant time periods, the Closed Funds were closed to new investors and therefore no legitimate need existed to spend money on marketing or distribution. Yet, AIM and/or its affiliates continued to collect 12b-1 fees from the Closed Funds in the amount of 0.25% of the Closed Funds' average daily net assets.

24. Plaintiff seeks to recover these gratuitous and excessive fees AIM and/or its affiliates reaped from the Closed Funds. In addition, plaintiff seeks to recoup a portion of the investment advisory fees collected by AIM while in breach of its fiduciary duty to the Closed Funds and their investors. Finally, plaintiff seeks to enjoin AIM and/or its affiliates from collecting any additional 12b-1 fees relating to marketing and distribution from those Closed Funds that remain closed to new investors.

---

[1] Upon information and belief, certain of the Closed Funds, including INVESCO European Fund, INVESCO Growth Fund, INVESCO Growth & Income Fund, INVESCO Select Income Fund, INVESCO Tax-Free Bond Fund and INVESCO U.S. Government Securities Fund were acquired by other AIM mutual funds. For these funds, this Complaint seeks no injunctive relief but only damages for the gratuitous 12b-1 fees assessed against these funds prior to their acquisition.

DEMAND FUTILITY

25. Plaintiff has not made demand upon the trustees of the Closed Funds to institute this action because such demand would be a futile and useless for the following reasons:

A. No such demand is required for plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to AIM and/or its affiliates.

B. The challenged transactions were not the product of a valid business judgment because the approval of 12b-1 payments for marketing and distribution expenses on behalf of the Closed Funds amounts to corporate waste -- a transaction for which the Closed Funds received no adequate or reasonable consideration. Moreover, the trustees approved these expenditures without obtaining shareholder approval for such 12b-1 fees to continue after the funds at issue closed to new investors and all efforts to solicit new investors had ceased. As such, these transactions could not be ratified, approved, or condoned by disinterested and informed trustees under any circumstances.

C. The trustees breached their own duty of care. Under Rule 12b-1(b)(3)(ii), the trustees themselves were required to review the 12b-1 plan at least quarterly to determine if the expenditures under the 12b-1 plan were in the best interests of the Closed Funds' shareholders. Since the funds' closure, the trustees have presumably reviewed the 12b-1 plan and failed to eliminate or limit the excessive 12b-1 compensation alleged herein even though the Closed Funds were no longer receiving adequate or reasonable consideration in exchange for payment of the 12b-1 fees. The trustees permitted the unnecessary 12b-1 fees to flow to the Advisor and/or to its affiliates without obtaining shareholder approval for the continuation of these expenditures after the funds closed to new investors.

D. The same trustees of the Closed Funds that failed to fulfill their fiduciary duty by eliminating or reducing the excessive 12b-1 fees – or even solicit shareholder approval for such expenditures – cannot now be involved in a decision to eliminate those excessive fees. Moreover, these same trustees cannot make an independent and objective decision to prosecute the action because they would never agree to commence legal proceedings against themselves.

COUNT I
VIOLATION OF SECTION 36(b) OF
THE INVESTMENT COMPANY ACT

26. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

27. This Count is asserted against AIM for its breach of fiduciary duty in its role as investment adviser to the Closed Funds, pursuant to Section 36(b) of the Investment Company Act.

28. As an adviser to the Closed Funds, AIM had a duty to act with the highest degree of loyalty and fidelity when advising the Closed Funds.

29. AIM breached its duty of loyalty by causing the Closed Funds to make unnecessary 12b-1 expenditures for marketing and distribution.

30. By reason of its conduct described herein, AIM violated Section 36(b) of the Investment Company Act.

b. Exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Closed Funds so that the interests of the Closed Funds' public shareholders will be protected; and

c. Adequately ensure that the investors of the Closed Funds are protected from conflicts of interest that may exist between any of the individual defendants' own interests and their fiduciary obligation, and if such conflicts exist, to ensure that all conflicts are resolved in the best interests of the Closed Funds' shareholders.

38. The individual defendants have breached their duty of loyalty and due care by:

a. Approving 12b-1 fees for which the Closed Funds received no reasonable or adequate consideration;

b. Approving such unnecessary 12b-1 fees without soliciting shareholder approval;

c. Permitting such unnecessary 12b-1 fees to continue even after the filing of this lawsuit; and

d. Permitting the Advisor to collect advisory fees and to enjoy the pecuniary benefits associated with the 12b-1 fees collected from the Closed Funds even though the Advisor and/or its affiliates were not providing reasonable or adequate consideration to the Closed Funds in exchange for the 12b-1 fees.

39. Plaintiff and other investors in the Closed Funds have been and continue to be damaged by the conduct described above.

40. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and other shareholders, and may cause the Closed Funds' investors to sustain even greater damage, and/or benefit defendants in an unfair manner.

41. Plaintiff has no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which the defendants' actions threaten to inflict.

COUNT III
WASTE OF CORPORATE ASSETS

42. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

43. As described above, the individual defendants wasted corporate assets by causing the Closed Funds to pay unnecessary 12b-1 fees for marketing and distribution. The individual defendants' failure to remedy the unlawful actions is a further and ongoing waste of corporate assets.

WHEREFORE, plaintiff demands judgment as follows:

A. Awarding compensatory damages to the Closed Funds against all defendants; together with pre-judgment interest at the maximum rate allowable by law;

B. Enjoining AIM and its affiliates from charging the Closed Funds any additional 12b-1 fees for marketing and distribution while the Closed Funds remain closed to new investors;

C. Awarding plaintiff the costs and disbursements of this action, including reasonable allowances of fees for plaintiff's attorneys and experts; and

D. Granting all further other relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: February 8, 2005

Respectfully Submitted,

SCHWARTZ, JUNELL, GREENBERG
& OATHOUT, L.L.P.

By: /s/ Roger B. Greenberg

Roger B. Greenberg
Texas State Bar No. 08390000
Federal I.D. No. 3932
Attorney-in-Charge
909 Fannin St., Suite 2000
Houston, Texas 77010
713/752-0017 Telephone
713/752-0327 Facsimile

ZIMMERMAN, LEVI & KORSINSKY, LLP
Eduard Korsinsky
39 Broadway, Suite 1440
New York, New York 10006
212/363-7500 Telephone
212/363-7171 Facsimile

ZIMMERMAN, LEVI &
KORSINSKY, LLP
Jean Marc Zimmerman
226 St. Paul Street
Westfield, New Jersey 07090
908/654-8000 Telephone
908/654-7207 Facsimile

Attorneys for Plaintiff

CERTIFICATE OF SERVICE

I hereby certify that on this 8th day of February, 2005, a true and correct copy of the foregoing ***Second Amended Complaint*** was sent by U.S. Certified Mail, Return Receipt Requested, to the following counsel of record:

Edward T. McDermott
Daniel A. Pollack
Martin I. Kaminsky
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036

Michael K. Oldham
Sean W. Cruse
Sydney G. Ballesteros
Gibbs & Bruns, L.L.P.
1100 Louisiana, Suite 5300
Houston, Texas 77002

Paul D. Flack
Jacks C. Nickens
Richard P. Keeton
Nickens, Keeton, Lawless, Farrell & Flack
1000 Louisiana St., Suite 5360
Houston, Texas 77002

/s/ Roger B. Greenberg
Roger B. Greenberg

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

STANLEY LIEBER, On Behalf of INVESCO Core Equity Fund/Inv, and INVESCO Health Science Fund/Inv,	§	Civil Action No. H-03-5744
Plaintiff,	§	
-against-	§	
INVESCO FUNDS GROUP INC., AIM ADVISORS, INC., INVESCO DISTRIBUTORS, INC., AIM DISTRIBUTORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM and MARK H. WILLIAMSON,	§	
Defendants,	§	
- and -	§	
AIM SECTOR FUNDS and AIM COMBINATION STOCK & BOND FUNDS,	§	
Nominal Defendants.	§	

CORRECTED SECOND AMENDED COMPLAINT

Plaintiff, by his attorneys Schwartz, Junell, Greenberg, & Oathout, LLP, and Zimmerman, Levi & Korsinsky LLP, alleges upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters, the following:

NATURE OF THE CASE

1. Plaintiff brings this action for the benefit of investors in the following mutual funds: INVESCO Core Equity Fund/Inv and INVESCO Health Science Fund/Inv (the "Closed Funds") to recover excessive and unnecessary expenditures paid by the Closed Funds to its investment adviser, INVESCO Funds Group, Inc. and AIM Advisors, Inc. (collectively "AIM" or the "Advisor") and/or to affiliates of the Advisor, under Rule 12b-1 of the Investment Company Act of 1940 ("12b-1 fees").

2. Plaintiff alleges that AIM caused the Closed Funds to incur 12b-1 fees for, among other things, marketing and distribution services even though the Closed Funds were closed to new investors at all relevant times. The 12b-1 fees assessed were in the amount of 0.25% of the average daily net assets of a particular fund, and were paid either directly to AIM or, at the direction of AIM, to parties affiliated with AIM.

3. By continuing to charge the Closed Funds 12b-1 fees when AIM was no longer soliciting new investors for such mutual funds, AIM breached its fiduciary duty to the investors in the Closed Funds and obtained excessive compensation from the Closed Funds in violation of Section 36(b) of the Investment Company Act of 1940.

4. The trustees responsible for oversight of the Closed Funds breached their fiduciary duty to the Closed Funds and their investors by continuing to allow AIM and/or its affiliates to collect 12b-1 fees from the Closed Funds despite the fact that such fees served no legitimate corporate purpose, were collected by AIM and/or its affiliates without providing adequate and reasonable consideration to the Closed Funds, and were paid without obtaining shareholder approval.

JURISDICTION AND VENUE

5. The claims asserted herein arise under and pursuant to Section 36(b) of the Investment Company Act of 1940, 15 U.S.C.§ 80a-35 (the "Investment Company Act").

6. This Court has jurisdiction over the subject matter of this action pursuant to Section 36(b)(5) of the Investment Company Act.

7. Venue is proper in this district because many of the acts and injuries alleged in this Complaint occurred within this District.

PARTIES

8. Plaintiff purchased shares of the INVESCO Core Equity Fund/Inv and INVESCO Health Science Fund/Inv and has continued to hold such shares during all times relevant to this Complaint.

9. Defendant INVESCO Funds Group, Inc., is and at all relevant times until July 1, 2003 was, the investment advisor to the Closed Funds. Based on the total net assets of the Closed Funds as of June 2003, INVESCO charged the Closed Funds in excess of $34 million in 12b-1 fees for, among other things, marketing and distribution services even though the Closed Funds were not open to new investors and INVESCO was no longer marketing and distributing the Closed Funds.

10. Defendant AIM Advisors, Inc. became the advisor and distributor for the Closed Funds effective July 1, 2003. Upon information and belief, beginning July 1, 2003, AIM Advisors, Inc. began collecting 12b-1 fees for, among other things, marketing, distribution and advisory services from the Closed Funds while they were closed to new investors.

11. Defendants INVESCO Funds Group, Inc. and AIM Advisors, Inc. maintain their businesses at 11 Greenway Plaza, Houston, Texas, 77046.

12. Defendant INVESCO Distributors, Inc. ("IDI") is a wholly-owned subsidiary of INVESCO Funds Group, Inc. and was the distributor of the Closed Funds prior to July 1, 2003. IDI has improperly received 12b-1 fees from the Closed Funds for distribution services even though the Closed Funds were closed to new investors.

13. Defendant AIM Distributors, Inc. ("ADI") is an affiliate of AIM Advisers and is the distributor of the Closed Funds since July 1, 2003. ADI has improperly received 12b-1 fees from the Closed Funds for distribution services even though the Closed Funds were closed to new investors.

14. Pursuant to Section 36(b) of the Investment Company Act and common law, AIM owes a fiduciary duty to the Closed Funds and their shareholders. AIM breached this fiduciary duty by causing the Closed Funds to pay millions of dollars for marketing and distribution services that either were not necessary or were not performed. This suit seeks to recover these gratuitous 12b-1 fees paid to AIM and/or to its affiliates, as well as a portion of the management fees collected by AIM while in breach of its fiduciary duty to the Closed Funds and their shareholders.

15. Nominal defendant AIM Sector Funds, a Delaware statutory trust having its principal place of business at 11 Greenway Plaza, Houston, Texas, 77046, is an open-end, diversified, management investment company that includes the following portfolios of investments: INVESCO Energy Fund/Inv; INVESCO Financial Services Fund/Inv; INVESCO Gold & Precious Metals Fund/Inv; INVESCO Health Sciences

Fund/Inv; INVESCO Leisure Fund/Inv; INVESCO Technology Fund/Inv; INVESCO Telecommunications Fund/Inv; and INVESCO Utilities Fund/Inv.

16. Nominal defendant AIM Combination Stock & Bond Funds, a Delaware statutory trust having its principal place of business at 11 Greenway Plaza, Houston, Texas, 77046, is an open-end, diversified, management investment company that includes the following portfolios of investments: INVESCO Core Equity Fund/Inv and INVESCO Total Return Fund/Inv.

17. Defendants Bob R. Baker, James T. Bunch, Gerald J. Lewis, Larry Soll, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis, S. Sklar, Robert H. Graham And Mark H. Williamson are trustees of the AIM Sector Funds, AIM Combination Stock & Bond Funds and AIM Stock Funds (the "trustees"). Among other things, the trustees are charged with electing officers for the Closed Funds and have a fiduciary duty to the Closed Funds and their investors to maintain the safety of the assets of the Closed Funds. As described below, the trustees breached their fiduciary duty.

FACTS

18. AIM is the investment adviser and distributor to the AIM family of mutual funds. As the adviser, AIM receives management fees as compensation for the advisory services it provides to mutual funds under its management.

19. In addition to the management fees, AIM also charges its funds 12b-1 fees primarily for marketing and distribution services performed on behalf of the funds. Marketing and distribution services primarily encompass sales commissions paid to

brokers as well as the preparation and distribution of sales and marketing literature to attract new investors.

20. Despite the fact that the Closed Funds are no longer open to new investors, AIM continues to assess 12b-1 fees against the Closed Funds' assets.

21. Upon information and belief, the 12b-1 fees collected from the Closed Funds are paid directly to AIM or to parties affiliated with, or acting on behalf of, AIM (e.g. brokers).

22. During all relevant time periods, the Closed Funds were closed to new investors and therefore no legitimate need existed to spend money on marketing or distribution. Yet, AIM and/or its affiliates continued to collect 12b-1 fees from the Closed Funds in the amount of 0.25% of the Closed Funds' average daily net assets.

23. Plaintiff seeks to recover these gratuitous and excessive fees AIM and/or its affiliates reaped from the Closed Funds. In addition, plaintiff seeks to recoup a portion of the investment advisory fees collected by AIM while in breach of its fiduciary duty to the Closed Funds and their investors. Finally, plaintiff seeks to enjoin AIM and/or its affiliates from collecting any additional 12b-1 fees relating to marketing and distribution from those Closed Funds that remain closed to new investors.

DEMAND FUTILITY

24. Plaintiff has not made demand upon the trustees of the Closed Funds to institute this action because such demand would be a futile and useless for the following reasons:

A. No such demand is required for plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to AIM and/or its affiliates.

B. The challenged transactions were not the product of a valid business judgment because the approval of 12b-1 payments for marketing and distribution expenses on behalf of the Closed Funds amounts to corporate waste -- a transaction for which the Closed Funds received no adequate or reasonable consideration. Moreover, the trustees approved these expenditures without obtaining shareholder approval for such 12b-1 fees to continue after the funds at issue closed to new investors and all efforts to solicit new investors had ceased. As such, these transactions could not be ratified, approved, or condoned by disinterested and informed trustees under any circumstances.

C. The trustees breached their own duty of care. Under Rule 12b-1(b)(3)(ii), the trustees themselves were required to review the 12b-1 plan at least quarterly to determine if the expenditures under the 12b-1 plan were in the best interests of the Closed Funds' shareholders. Since the funds' closure, the trustees have presumably reviewed the 12b-1 plan and failed to eliminate or limit the excessive 12b-1 compensation alleged herein even though the Closed Funds were no longer receiving adequate or reasonable consideration in exchange for payment of the 12b-1 fees. The trustees permitted the unnecessary 12b-1 fees to flow to the Advisor and/or to its affiliates without obtaining shareholder approval for the continuation of these expenditures after the funds closed to new investors.

D. The same trustees of the Closed Funds that failed to fulfill their fiduciary duty by eliminating or reducing the excessive 12b-1 fees – or even solicit shareholder approval for such expenditures -- cannot now be involved in a decision to eliminate those excessive fees. Moreover, these same trustees cannot make an independent and objective decision to prosecute the action because they would never agree to commence legal proceedings against themselves.

COUNT I
VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT

25. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

26. This Count is asserted against AIM for its breach of fiduciary duty in its role as investment adviser to the Closed Funds, pursuant to Section 36(b) of the Investment Company Act.

27. As an adviser to the Closed Funds, AIM had a duty to act with the highest degree of loyalty and fidelity when advising the Closed Funds.

28. AIM breached its duty of loyalty by causing the Closed Funds to make unnecessary 12b-1 expenditures for marketing and distribution.

29. By reason of its conduct described herein, AIM violated Section 36(b) of the Investment Company Act.

30. As a direct, proximate and foreseeable result of AIM's breach of the fiduciary duty of loyalty in its role as investment adviser to the Closed Funds, the Closed Funds have suffered damages.

31. Plaintiff, by this action, seeks to recover the gratuitous and excessive 12b-1 fees paid to AIM or its affiliates. Furthermore, plaintiff seeks to recover a

portion of the management fees paid to AIM by the Closed Funds during the time that AIM was breaching its fiduciary duty.

COUNT II
BREACH OF FIDUCIARY DUTY

32. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

33. As the adviser to the Closed Funds, AIM was a fiduciary to the Closed Funds and their shareholders and was required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

34. As set forth above, AIM breached its fiduciary duties to the Closed Funds and their shareholders.

35. As trustees of the Closed Funds, the individual defendants owe plaintiff and other investors in the Closed Funds a fiduciary duty of due care, honesty, candor and loyalty.

36. The individual defendants' fiduciary obligations under these circumstances require them to:

a. Undertake an appropriate course of action to protect the Closed Funds' assets and net worth, and of course, not to waste the Closed Funds' assets;

b. Exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Closed Funds so that the interests of the Closed Funds' public shareholders will be protected; and

c. Adequately ensure that the investors of the Closed Funds are protected from conflicts of interest that may exist between any of the individual defendants' own interests and their fiduciary obligation, and if such conflicts exist, to ensure that all conflicts are resolved in the best interests of the Closed Funds' shareholders.

37. The individual defendants have breached their duty of loyalty and due care by:

a. Approving 12b-1 fees for which the Closed Funds received no reasonable or adequate consideration;

b. Approving such unnecessary 12b-1 fees without soliciting shareholder approval;

c. Permitting such unnecessary 12b-1 fees to continue even after the filing of this lawsuit; and

d. Permitting the Advisor to collect advisory fees and to enjoy the pecuniary benefits associated with the 12b-1 fees collected from the Closed Funds even though the Advisor and/or its affiliates were not providing reasonable or adequate consideration to the Closed Funds in exchange for the 12b-1 fees.

38. Plaintiff and other investors in the Closed Funds have been and continue to be damaged by the conduct described above.

39. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and other shareholders, and may cause the Closed

Funds' investors to sustain even greater damage, and/or benefit defendants in an unfair manner.

40. Plaintiff has no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which the defendants' actions threaten to inflict.

COUNT III
WASTE OF CORPORATE ASSETS

41. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

42. As described above, the individual defendants wasted corporate assets by causing the Closed Funds to pay unnecessary 12b-1 fees for marketing and distribution. The individual defendants' failure to remedy the unlawful actions is a further and ongoing waste of corporate assets.

WHEREFORE, plaintiff demands judgment as follows:

A. Awarding compensatory damages to the Closed Funds against all defendants; together with pre-judgment interest at the maximum rate allowable by law;

B. Enjoining AIM and its affiliates from charging the Closed Funds any additional 12b-1 fees for marketing and distribution while the Closed Funds remain closed to new investors;

C. Awarding plaintiff the costs and disbursements of this action, including reasonable allowances of fees for plaintiff's attorneys and experts; and

D. Granting all further other relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: February 9, 2005

Respectfully Submitted,

SCHWARTZ, JUNELL, GREENBERG
& OATHOUT, L.L.P.

By: /s/ Roger B. Greenberg
Roger B. Greenberg
Texas State Bar No. 08390000
Federal I.D. No. 3932
Attorney-in-Charge
909 Fannin St., Suite 2000
Houston, Texas 77010
713/752-0017 Telephone
713/752-0327 Facsimile

ZIMMERMAN, LEVI & KORSINSKY, LLP
Eduard Korsinsky
39 Broadway, Suite 1440
New York, New York 10006
212/363-7500 Telephone
212/363-7171 Facsimile

ZIMMERMAN, LEVI &
KORSINSKY, LLP
Jean Marc Zimmerman
226 St. Paul Street
Westfield, New Jersey 07090
908/654-8000 Telephone
908/654-7207 Facsimile

Attorneys for Plaintiff

CERTIFICATE OF SERVICE

I hereby certify that on this 9th day of February, 2005, a true and correct copy of the foregoing *Corrected Second Amended Complaint* was sent by U.S. Certified Mail, Return Receipt Requested, to the following counsel of record:

Edward T. McDermott
Daniel A. Pollack
Martin I. Kaminsky
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
New York, NY 10036

Michael K. Oldham
Sean W. Cruse
Sydney G. Ballesteros
Gibbs & Bruns, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002

Paul D. Flack
Jacks C. Nickens
Richard P. Keeton
Nickens, Keeton, Lawless, Farrell & Flack
1000 Louisiana St., Suite 5360
Houston, Texas 77002

/s/ Roger B. Greenberg
Roger B. Greenberg



PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

February 16, 2005

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, a copy of **Second Amended Complaint** in *Lawrence Zucker, et al. v. A I M Advisors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Zucker v AIM\Corr\L-021605SEC.doc
021605 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

LAWRENCE ZUCKER, On Behalf of AIM Small Cap Growth Fund/A, AIM Small Cap Growth Fund/B, AIM Small Cap Growth Fund/C and AIM Limited Maturity Treasury Fund/A, Plaintiff, -against- AIM ADVISORS, INC., AIM DISTRIBUTORS, INC., BOB R. BAKER, JAMES T. BUNCH, GERALD J. LEWIS, LARRY SOLL, FRANK S. BAYLEY, BRUCE L. CROCKETT, ALBERT R. DOWDEN, EDWARD K. DUNN JR., JACK M. FIELDS, CARL FRISCHLING, PREMA MATHAI-DAVIS, LEWIS F. PENNOCK, RUTH H. QUIGLEY, LOUIS S. SKLAR, ROBERT H. GRAHAM and MARK H. WILLIAMSON, Defendants, -and- AIM GROWTH SERIES, Nominal Defendants.	§ §	Civil Action No. H-03-5653 **SECOND AMENDED COMPLAINT**

SECOND AMENDED COMPLAINT

Plaintiff, by his attorneys Schwartz, Junell, Greenberg, & Oathout, LLP, and Zimmerman, Levi & Korsinsky LLP, alleges upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters, the following:

NATURE OF THE CASE

1. Plaintiff brings this action for the benefit of investors in the following mutual funds: AIM Small Cap Growth Fund/A, AIM Small Cap Growth Fund/B and AIM Small Cap Growth Fund/C (the "Closed Funds") to recover excessive and unnecessary expenditures paid by the Closed Funds to its investment adviser, AIM Advisors, Inc. ("AIM" or the "Advisor") and/or to affiliates of the Advisor, under Rule 12b-1 of the Investment Company Act of 1940 ("12b-1 fees").

2. Plaintiff alleges that AIM caused the Closed Funds to incur 12b-1 fees for, among other things, marketing and distribution services even though the Closed Funds were closed to new investors at all relevant times. The 12b-1 fees assessed were as high as 1.0% of the average daily net assets of a particular fund, and were paid either directly to AIM or, at the direction of AIM, to parties affiliated with AIM.

3. By continuing to charge the Closed Funds 12b-1 fees when AIM was no longer soliciting new investors for such mutual funds, AIM breached its fiduciary duty to the investors in the Closed Funds and obtained excessive compensation from the Closed Funds in violation of Section 36(b) of the Investment Company Act of 1940.

4. The trustees responsible for oversight of the Closed Funds breached their fiduciary duty to the Closed Funds and their investors by continuing to allow AIM and/or its affiliates to collect 12b-1 fees from the Closed Funds despite the fact that such fees served no legitimate corporate purpose, were collected by AIM and/or its affiliates without providing adequate and reasonable consideration to the Closed Funds, and were paid without obtaining shareholder approval.

JURISDICTION AND VENUE

5. The claims asserted herein arise under and pursuant to Section 36(b) of the Investment Company Act of 1940, 15 U.S.C.§ 80a-35 (the "Investment Company Act").

6. This Court has jurisdiction over the subject matter of this action pursuant to Section 36(b)(5) of the Investment Company Act.

7. Venue is proper in this district because many of the acts and injuries alleged in this Complaint occurred within this District.

PARTIES

8. Plaintiff purchased shares of the AIM Small Cap Growth Fund/A and has held such shares during all times relevant to this Complaint.

9. Defendant AIM Advisors, Inc., is and at all relevant times was, the investment advisor to the Closed Funds. Based on the total net assets of the Closed Funds as of June 2003, AIM charged the Closed Funds in excess of $7 million of 12b-1 fees for, among other things, marketing and distribution services even though the Closed Funds were not open to new investors and AIM was no longer marketing and distributing the Closed Funds.

10. Defendant AIM Advisors, Inc. maintains its principal place of business at 11 Greenway Plaza, Houston, Texas, 77046. AIM markets and distributes its mutual fund investment products to customers nationwide.

11. Defendant AIM Distributors, Inc. ("ADI") is an affiliate of AIM Advisers and is the distributor of the Closed Funds. ADI has improperly received 12b-1

fees from the Closed Funds for distribution services even though the Closed Funds were closed to new investors.

12. Pursuant to Section 36(b) of the Investment Company Act and common law, AIM owes a fiduciary duty to the Closed Funds and their shareholders. AIM breached this fiduciary duty by causing the Closed Funds to pay millions of dollars for marketing and distribution services that either were not necessary or were not performed. This suit seeks to recover these gratuitous 12b-1 fees paid to AIM and/or to its affiliates, as well as a portion of the management fees collected by AIM while in breach of its fiduciary duty to the Closed Funds and their shareholders.

13. Nominal defendant AIM Growth Series, a Delaware statutory trust having its principal place of business at 11 Greenway Plaza, Houston, Texas, 77046, is an open-end, diversified, management investment company that consists of various portfolios of investments including the AIM Small Cap Growth Fund.

14. Defendants Bob R. Baker, James T. Bunch, Gerald J. Lewis, Larry Soll, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Louis, S. Sklar, Robert H. Graham And Mark H. Williamson are trustees of the AIM Investment Securities Fund and AIM Growth Series (the "trustees"). Among other things, the trustees are charged with electing officers for the Closed Funds and have a fiduciary duty to the Closed Funds and their investors to maintain the safety of the assets of the Closed Funds. As described below, the trustees breached their fiduciary duty.

FACTS

15. AIM is the investment adviser and distributor to the AIM family of mutual funds. As the adviser, AIM receives management fees as compensation for the advisory services it provides to mutual funds under its management.

16. In addition to the management fees, AIM also charges its funds 12b-1 fees primarily for marketing and distribution services performed on behalf of the funds. Marketing and distribution services primarily encompass sales commissions paid to brokers as well as the preparation and distribution of sales and marketing literature to attract new investors.

17. Despite the fact that the Closed Funds are no longer open to new investors, AIM continues to assess 12b-1 fees against the Closed Funds' assets.

18. Upon information and belief, the 12b-1 fees collected from the Closed Funds are paid directly to AIM or to parties affiliated with, or acting on behalf of, AIM (e.g. brokers).

19. During all relevant time periods, the Closed Funds were closed to new investors and therefore no legitimate need existed to spend money on marketing or distribution. Yet, AIM and/or its affiliates continued to collect 12b-1 fees from the Closed Funds as high as of 1.0% of the Closed Funds' average daily net assets.

20. Plaintiff seeks to recover these gratuitous and excessive fees AIM and/or its affiliates reaped from the Closed Funds. In addition, plaintiff seeks to recoup a portion of the investment advisory fees collected by AIM while in breach of its fiduciary duty to the Closed Funds and their investors. Finally, plaintiff seeks to enjoin AIM and/or

its affiliates from collecting any additional 12b-1 fees relating to marketing and distribution from those Closed Funds that remain closed to new investors.

DEMAND FUTILITY

21. Plaintiff has not made demand upon the trustees of the Closed Funds to institute this action because such demand would be a futile and useless for the following reasons:

A. No such demand is required for plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to AIM and/or its affiliates.

B. The challenged transactions were not the product of a valid business judgment because the approval of 12b-1 payments for marketing and distribution expenses on behalf of the Closed Funds amounts to corporate waste -- a transaction for which the Closed Funds received no adequate or reasonable consideration. Moreover, the trustees approved these expenditures without obtaining shareholder approval for such 12b-1 fees to continue after the funds at issue closed to new investors and all efforts to solicit new investors had ceased. As such, these transactions could not be ratified, approved, or condoned by disinterested and informed trustees under any circumstances.

C. The trustees breached their own duty of care. Under Rule 12b-1(b)(3)(ii), the trustees themselves were required to review the 12b-1 plan at least quarterly to determine if the expenditures under the 12b-1 plan were in the best interests of the Closed Funds' shareholders. Since the funds' closure, the trustees have presumably reviewed the 12b-1 plan and failed to eliminate or limit the excessive 12b-1 compensation alleged herein even though the Closed Funds were no longer receiving adequate or reasonable consideration in exchange for payment of the 12b-1 fees. The trustees permitted the unnecessary 12b-1 fees to flow to the Advisor and/or to its affiliates without obtaining shareholder approval for the continuation of these expenditures after the funds closed to new investors.

D. The same trustees of the Closed Funds that failed to fulfill their fiduciary duty by eliminating or reducing the excessive 12b-1 fees – or even solicit shareholder approval for such expenditures -- cannot now be involved in a decision to eliminate those excessive fees. Moreover, these same trustees cannot make an independent and objective decision to prosecute the action because they would never agree to commence legal proceedings against themselves.

COUNT I
VIOLATION OF SECTION 36(b) OF
THE INVESTMENT COMPANY ACT

22. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

23. This Count is asserted against AIM for its breach of fiduciary duty in its role as investment adviser to the Closed Funds, pursuant to Section 36(b) of the Investment Company Act.

24. As an adviser to the Closed Funds, AIM had a duty to act with the highest degree of loyalty and fidelity when advising the Closed Funds.

25. AIM breached its duty of loyalty by causing the Closed Funds to make unnecessary 12b-1 expenditures for marketing and distribution.

26. By reason of its conduct described herein, AIM violated Section 36(b) of the Investment Company Act.

27. As a direct, proximate and foreseeable result of AIM's breach of the fiduciary duty of loyalty in its role as investment adviser to the Closed Funds, the Closed Funds have suffered damages.

28. Plaintiff, by this action, seeks to recover the gratuitous and excessive 12b-1 fees paid to AIM or its affiliates. Furthermore, plaintiff seeks to recover a portion of the management fees paid to AIM by the Closed Funds during the time that AIM was breaching its fiduciary duty.

COUNT II
BREACH OF FIDUCIARY DUTY

29. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

30. As the adviser to the Closed Funds, AIM was a fiduciary to the Closed Funds and their shareholders and was required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

31. As set forth above, AIM breached its fiduciary duties to the Closed Funds and their shareholders.

32. As trustees of the Closed Funds, the individual defendants owe plaintiff and other investors in the Closed Funds a fiduciary duty of due care, honesty, candor and loyalty.

33. The individual defendants' fiduciary obligations under these circumstances require them to:

a. Undertake an appropriate course of action to protect the Closed Funds' assets and net worth, and of course, not to waste the Closed Funds' assets;

b. Exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Closed Funds so that the interests of the Closed Funds' public shareholders will be protected; and

c. Adequately ensure that the investors of the Closed Funds are protected from conflicts of interest that may exist between any of the individual defendants' own interests and their fiduciary obligation, and if such conflicts exist, to ensure that all conflicts are resolved in the best interests of the Closed Funds' shareholders.

34. The individual defendants have breached their duty of loyalty and due care by:

a. Approving 12b-1 fees for which the Closed Funds received no reasonable or adequate consideration;

b. Approving such unnecessary 12b-1 fees without soliciting shareholder approval;

c. Permitting such unnecessary 12b-1 fees to continue even after the filing of this lawsuit; and

d. Permitting the Advisor to collect advisory fees and to enjoy the pecuniary benefits associated with the 12b-1 fees collected from the Closed Funds even though the Advisor and/or its affiliates were not providing reasonable or adequate consideration to the Closed Funds in exchange for the 12b-1 fees.

35. Plaintiff and other investors in the Closed Funds have been and continue to be damaged by the conduct described above.

36. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and other shareholders, and may cause the Closed Funds' investors to sustain even greater damage, and/or benefit defendants in an unfair manner.

37. Plaintiff has no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which the defendants' actions threaten to inflict.

COUNT III
WASTE OF CORPORATE ASSETS

38. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

39. As described above, the individual defendants wasted corporate assets by causing the Closed Funds to pay unnecessary 12b-1 fees for marketing and distribution. The individual defendants' failure to remedy the unlawful actions is a further and ongoing waste of corporate assets.

WHEREFORE, plaintiff demands judgment as follows:

A. Awarding compensatory damages to the Closed Funds against all defendants; together with pre-judgment interest at the maximum rate allowable by law;

B. Enjoining AIM and its affiliates from charging the Closed Funds any additional 12b-1 fees for marketing and distribution while the Closed Funds remain closed to new investors;

C. Awarding plaintiff the costs and disbursements of this action, including reasonable allowances of fees for plaintiff's attorneys and experts; and

D. Granting all further other relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues so triable.

Dated: February 8, 2005

Respectfully Submitted,

SCHWARTZ, JUNELL, GREENBERG & OATHOUT, L.L.P.

By: /s/ Roger B. Greenberg

ROGER B. GREENBERG
Texas State Bar No. 08390000
Federal I.D. No. 3932
Attorney-in-Charge
909 Fannin St., Suite 2000
Houston, Texas 77010
713/752-0017 Telephone
713/752-0327 Facsimile

ZIMMERMAN, LEVI & KORSINSKY, LLP
Eduard Korsinsky
39 Broadway, Suite 1440
New York, New York 10006
212/363-7500 Telephone
212/363-7171 Facsimile